FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and Chilean stock exchanges, regarding the distribution of a dividend approved by the Ordinary Shareholders’ Meeting held on March 26, 2026. The same information contained in this letter will be published in the Chilean newspaper “El Mercurio”, on March 28, 2026.

Santiago, March 26, 2026

Mrs.

Catherine Tornel León

President

Financial Market Commission

Present

Of our consideration:

I hereby inform you that at the Ordinary Shareholders’ Meeting of this institution held today, the payment of a dividend has been approved in the amount of CLP 9.99757030464 per share, to be paid out of the net income for the financial year 2025.

Sincerely,

Eduardo Ebensperger Orrego

CEO

Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2026

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO